United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

United Fire Group, Inc.

(Name of Issuer)

Common Stock $.001 par value

(Title of Class of Securities)

910340 108

(CUSIP Number)

February 14, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   910340 108

1	NAMES OF REPORTING PERSONS Dee Ann McIntyre		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,504,999	
	6	SHARED VOTING POWER 491,863	
	7	SOLE DISPOSITIVE POWER 2,504,999	
	8	SHARED DISPOSITIVE POWER 491,863	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,996,862		
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable		
11	Percent of Class Represented by Amount in Row (9) 11.98%		
12	Type of Reporting Person (See Instructions) IN		

CUSIP No.   910340 108

1	NAMES OF REPORTING PERSONS Dee Ann McIntyre Marital Election Trust dated 10/06/2009		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Iowa		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,421,533	
	6	SHARED VOTING POWER —	
	7	SOLE DISPOSITIVE POWER 2,421,533	
	8	SHARED DISPOSITIVE POWER —	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,421,533		
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable		
11	Percent of Class Represented by Amount in Row (9) 9.68%		
12	Type of Reporting Person (See Instructions) OO		

Item 1(a)   **Name of Issuer:**

United Fire Group, Inc.

Item 1(b)   **Address of Issuer's Principal Executive Offices:**

118 Second Avenue SE
Cedar Rapids, Iowa 52401

Item 2(a)   **Name of Person Filing:**

The persons filing this Schedule 13G are:

(1)   Dee Ann McIntyre

(2)   Dee Ann McIntyre Marital Election Trust dated October 6, 2009

*   Attached to this Schedule 13G as **Exhibit A** is a Joint Filing Agreement between the persons specified above that this Schedule 13G is being filing on behalf of each of them.

Item 2(b)   **Address of Principal Business Office or, if none, Residence:**

1218 Bishops Lodge Road
Santa Fe, NM 87501-1099

Item 2(c)   **Citizenship:**

(1)   Dee Ann McIntyre is a citizen of the United States of America.

(2)   The Dee Ann McIntyre Marital Election Trust dated October 6, 2009 was formed under the laws of the State of Iowa.

Item 2(d)   **Title of Class of Securities:**

Common Stock $.001 par value

Item 2(e)   **CUSIP Number:**

910340 108

Item 3   **If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:** Not applicable.

(a)   ☐   A broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)   ☐   A bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   ☐   An insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with

(g) ☐ § 240.13d-1(b)(1)(ii)(F).

(h) ☐ A parent holding company or control person in accordance with

(i) ☐ § 240.13d-1(b)(1)(ii)(G).

(j) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(k) ☐ A church plan that is excluded from the definitions of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(l) ☐ A group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4 **Ownership**

Please provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned.

(1) Dee Ann McIntyre is the beneficial owner of 2,996,862 shares of $.001 par value common stock of the Company, consisting of:

    i. 168 shares held by Mrs. McIntyre individually;

    ii. 2,421,533 shares held by the Dee Ann McIntyre Marital Election Trust dated October 6, 2009 for which Mrs. McIntyre serves as trustee;

    iii. 50,802 shares held by the J. Scott McIntyre Marital Election Trust dated October 6, 2009 for which Mrs. McIntyre serves as trustee:

    iv. 491,863 shares held by the McIntyre Foundation, an Iowa charitable foundation, for which Mrs. McIntyre serves as one of three directors;

    v. 16,500 shares held in an individual retirement account; and

    vi. 10,996 shares held in a revocable trust account for which Mrs. McIntyre serves as Trustee.

    vii. 5,000 shares held in the brokerage account of the Dee Ann McIntyre Marital Election Trust.

(2) The Dee Ann McIntyre Marital Election Trust dated October 6, 2009 is the direct owner of and thus is beneficial owner of 2,421,533 shares of $.001 par value common stock of the Company.

(b) **Percent of class**

(1) The 2,996,862 shares reported as beneficially owned by Dee Ann McIntyre represented 11.98% of the issued and outstanding shares of $.001 par value common stock of the Company on December 31, 2014.

(2) The 2,421,533 shares held by the Dee Ann McIntyre Marital Election Trust dated October 6, 2009 represented 9.68% of the issued and outstanding shares of $.001 par value common stock of the Company on December 31, 2014.

(c) **Number of shares to which the person has:**

(1) Dee Ann McIntyre

i. Sole Power to vote or to direct the vote:	2,504,999
ii. Shared power to vote or to direct the vote:	491,863
iii. Sole power to dispose or to direct the disposition of:	2,504,999
iv. Shared power to dispose or to direct the disposition of:	491,863

(2) The Dee Ann McIntyre Marital Election Trust dated October 6, 2009

i. Sole Power to vote or to direct the vote:	2,421,533
ii. Shared power to vote or to direct the vote:	—
iii. Sole power to dispose or to direct the disposition of:	2,421,533
iv. Shared power to dispose or to direct the disposition of:	—

Item 5 **Ownership of Five Percent or Less of a Class**

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Dee Ann McIntyre ☐

The Dee Ann McIntyre Marital Election Trust dated 10/06/2009 ☐

Item 6 **Ownership of More than Five Percent on Behalf of Another Person**

Not Applicable.

Item 7   **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person**

Not applicable.

Item 8   **Identification and Classification of Members of the Group**

Not applicable.

Item 9   **Notice of Dissolution of a Group**

Not applicable.

Item 10   **Certification**

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2015	/s/ Michael T. Wilkins
Dated	Dee Ann McIntyre by Michael T. Wilkins, Attorney-in-Fact

Dee Ann McIntyre Marital Election Trust dated October 6, 2009

February 13, 2015	/s/ Michael T. Wilkins
Dated	Dee Ann McIntyre, Trustee by Michael T. Wilkins, Attorney-in-Fact

EXHIBIT A TO SCHEDULE 13G

JOINT FILING AGREEMENT

Dee Ann McIntyre, individually, and the Dee Ann McIntyre Marital Election Trust dated October 6, 2009, hereby agree and consent to the joint filing on their behalf of the foregoing Schedule 13G related to their beneficial ownership of the common stock of United Fire Group, Inc.

February 13, 2015	/s/ Michael T. Wilkins
Dated	Dee Ann McIntyre by Michael T. Wilkins, Attorney-in-Fact
	Dee Ann McIntyre Marital Election Trust dated October 6, 2009
February 13, 2015	/s/ Michael T. Wilkins
Dated	Dee Ann McIntyre, Trustee by Michael T. Wilkins, Attorney-in-Fact

EXHIBIT B TO SCHEDULE 13G

DEE ANN MCINTYRE

The Reporting Persons filing jointly on this Amendment No. 5 filed their last amended Schedule 13G/A on February 13, 2014.

Exhibit C shows current ownership as of February 13, 2015, of United Fire Group, Inc. capital stock held by the Reporting Persons and by six other entities: (1) the McIntyre Foundation, (2) the individual retirement account of Dee Ann McIntyre, (3) the revocable trust of Dee Ann McIntyre (d. 9/14/1998), (4) the J. Scott McIntyre Marital Election Trust (d. 10/06/2009), (5) the Dee Ann McIntyre Marital Election Trust (d. 10/06/2009), and (6) the brokerage account of the J. Scott McIntyre estate (herein, the "Other Entities"). The group consisting of the Reporting Persons and the Other Entities is referred to collectively as the "Indicated Entities."

The McIntyre Foundation was created in 1997 by Mrs. McIntyre's late husband as a charitable foundation. Mrs. McIntyre is one of three directors of the Foundation. By virtue of her position with the Foundation Mrs. McIntyre is deemed to beneficially own the shares directly held by the Foundation. Mrs. McIntyre is contributor and beneficiary of her individual retirement account. Mrs. McIntyre created the Dee Ann McIntyre revocable trust and serves as sole trustee. The J. Scott McIntyre Martial Election Trust (d. 10/06/2009) and the Dee Ann McIntyre Marital Election Trust (d. 10/06/2009) were both created upon the death of Mrs. McIntyre's late husband. Mrs. McIntyre serves as sole trustee of both these trusts. By virtue of her position as trustee of these three trusts Mrs. McIntyre is deemed to beneficially own the shares directly held by each of these trusts. By virtue of her position as executor of the J. Scott McIntyre estate, Mrs. McIntyre is deemed to beneficially own the shares held in the estate's brokerage account.

Any and all transactions that involve one or more of the Indicated Entities are reported on **Exhibit C**. Where transactions are among two of the Indicated Entities, appropriate corresponding entries reflect the transaction. Where transactions involve only one of the Indicated Entities there is no corresponding entry.

EXHIBIT C

Transaction Date	Transaction Description	Dee Ann McIntyre Registered Account		Dee Ann McIntyre Marital Election Trust Dated 10/06/2009		McIntyre Foundation		J. Scott McIntyre Marital Election Trust Dated 10/06/2009	
		Transaction Amount	Shares Held	Transaction Amount	Shares Held	Transaction Amount	Shares Held	Transaction Amount	Shares Held
12/31/2013	Holdings at Last Report		168		2,421,533		491,863		50,802
TOTAL			**168**		**2,421,533**		**491,863**		**50,802**

EXHIBIT C CONTINUED

Transaction Date	Transaction Description	Dee Ann McIntyre IRA Account		Dee Ann McIntyre Revocable Trust 9/14/1998		Dee Ann McIntyre Marital Election Trust Dated 10/06/2009 (brokerage acct)	
		Transaction Amount	Shares Held	Transaction Amount	Shares Held	Transaction Amount	Shares Held
12/31/2013	Holdings at Last Report		16,500		10,996		5,000
TOTAL			**16,500**		**10,996**		**5,000**

Power of Attorney

The undersigned hereby constitutes and appoints each of Randy A. Ramlo, Michael T. Wilkins and Barrie W. Ernst, or any of them acting individually, the undersigned's true and lawful attorney-in-fact to:

(1) Execute for and on behalf of the undersigned Forms 3, 4, and 5 with respect to the securities of United Fire & Casualty Company in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2) Execute for and on behalf of the undersigned filing with respect to the securities of United Fire & Casualty Company in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder;

(3) Do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Form 3, 4, or 5, any such Section 13 filings, complete and execute any amendment or amendments thereto, and timely file such form with the United States Secu-rities and Exchange Commission and any stock exchange or similar authority;

(4) Execute for and on behalf of the undersigned Form ID; and

(5) Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and per-form any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is United Fire & Casualty Company assuming, any of the undersigned's responsibilities to comply with Section 13 or Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5, or Section 13 filings with respect to the undersigned's holdings of, and transactions in, securities issued by United Fire & Casualty Company, unless earlier revoked by the undersigned in a signed writing deliv-ered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this day of February 12, 2015.

/s/ Dee Ann McIntyre
Signature

Dee Ann McIntyre
Print Name